Mail Stop 6010

June 1, 2007

Douglas Godshall
Chief Executive Officer
Heartware Limited
Suite 4, Level 46, 2 Park St.
Sydney, NSW
Australia 2000

> **Re:** **Heartware Limited**
> **Form 10**
> **Filed April 30, 2007**
> **File No. 0-52595**

Dear Mr. Godshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   Please ensure that the information that you provide in your summary is balanced with positive and negative information provided with equal prominence. We note, for example, that you disclose on page 5 the successful results of completed implants. Were there any unsuccessful implants? Were there any disadvantages from the implants?

Market Opportunity, page 6

2.   Please advise us whether more recent relevant third-party data is available compared to the data you presently refer to in the filing. As an example, we note the reference on page 6 to the 2001 article on a study and the reference on page 10 to a 2002 article.

3.   Please provide us with copies of the sources of all third-party data included in the filing. Please mark the materials so that they are keyed to the disclosure. Please tell us whether:

        - the data is publicly available,
        - you commissioned any of the data, or
        - it was prepared for use in this filing.

        Also, tell us about any other relationship between you and the authors of the data.

Our Target Markets, page 9

4.   Please provide us with support for your belief about the number of patients that represent your target market.

Our Solutions and Products, page 11

5.   Please disclose the status of the development of each product and major hurdles remaining before they will be available.

Competition, page 24

6.   Please clarify your competitive advantages and disadvantages relative to competing technologies.

Facilities, page 24

7.   Please revise to clarify your current and anticipated manufacturing operations. Explain what activities will be performed by outside suppliers.

Our manufacturing facilities and the manufacturing facilities of our suppliers, page 33

8.   Please expand the appropriate section to discuss in greater detail your relationship with your suppliers. For example, clarify whether you have written agreements with your sole suppliers. Also, discuss the material terms of the agreements and identify the suppliers. In addition, discuss the critical components that you receive from sole suppliers and discuss any material delays.

Overview, page 43

9.   Please clarify the relationship between Heartware Limited and Heartware, Inc. when the acquisition occurred on January 24, 2005.

Liquidity and Capital Resources, page 50

10.   Please disclose how you used the proceeds from the sales of shares in 2006 and how you intend to use the remaining proceeds.

Contractual Obligations, page 51

11.   Please clarify who will receive the payments described in the three bullets on page 51.

12.   Please expand the third bullet on page 51 to quantify the aggregate liquidation preferences of the outstanding preferred stock.

Item 3. Properties

13.   We note your products are currently utilized only in clinical trials. Please revise to explain how the Miramar Florida facility is currently used and the extent of utilization of its 30,000 square feet.

Item 5. Directors and Executive Officers

14.   Please revise to clarify the distinction drawn between the terms "managing
        director" and "executive director."

Item 6. Executive Compensation

Role of the Compensation Committee, page 60

15.   Please clarify whether the compensation committee or the board makes the final
        determination of compensation.

Philosophy, page 60

16.   We note that your compensation practices are "in line with our perception of
        wider medical device industry compensation practices." Please clarify whether
        your policy is to benchmark compensation to industry practices. If so, please
        provide required disclosure. See Item 402(b)(2)(xiv) of Regulation S-K

17.   Please provide a compensation discussion and analysis that should be sufficiently
        precise to identify material differences in compensation decisions with respect to
        individual named executive officers. For example, we refer you to the option
        awards granted to your chief executive officer as compared to the awards granted
        to your other named executive officers. Please provide a more detailed discussion
        of how and why your chief executive officer's compensation differs from that of
        the other named executive officers.

18.   We note that you have not provided a quantitative discussion of the objectives to
        be achieved in order for your chief executive officer to earn his performance
        bonus disclosed in the third bullet on page 70. Please provide such disclosure or
        alternatively tell us why you believe that the disclosure of such information would
        result in competitive harm such that the information could be excluded under
        Instruction 4 to Item 402(b). Further, qualitative goals generally need to be
        presented to conform to the requirements of Item 402(b)(2)(v). To the extent that
        it is appropriate to omit specific targets, discuss how difficult it would be for the
        executive or how likely it will be for the registrant to achieve the target level or
        other factors. Please see Instruction 4 to Item 402(b).   Please provide similar
        disclosure of the bonuses for the other named executive officers.

Base Salary, page 62

19.   Please expand your discussion of base salaries to describe in greater detail the
        elements of individual performance and contributions that are taken into account

in the formal process and how they are used in setting salary levels. See Item 402(b)(2)(vii) of Regulation S-K.

Bonus, page 62

20.   Please discuss how you determined the size of the sign-on bonus.

21.   Please expand the carryover paragraph at the bottom of page 62 to provide a more detailed discussion and analysis of how the various measures contributed to actual bonuses for each named executive officer. For example, were certain qualitative measures weighted more heavily than others? From your revised disclosure, investors should be able to understand why the officers received different bonuses.

Heartware Limited Employee Share Option Plan, page 64

22.   Please expand your discussion to explain how you determined the number and terms of the 1 million options granted to Mr. Rowe and the 5,581,264 options granted to Mr. Godshall on commencement of their employment and the options granted to the named executive officers at the top of page 66.

Summary Compensation Table, page 67

23.   With respect to the amount listed in the option awards column, include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the registrant's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Grants of Plan-Based Awards, page 68

24.   The basis for the option exercise price of $0.00 shown in the table is unclear. Please advise or revise. Also, please tell us why the final column concerning grant date fair value is zero for each line.

Employment Agreements, page 69

25.   Please file as an exhibit your most recent employment agreement with Mr.
        LaRose. We note that the annual salary of $225,000 on page 72 is not consistent
        with the annual salary in exhibit 10.11.

Director Compensation, page 78

26.   Please clarify what you mean by "comparable" levels of compensation for
        "substantially similar" entities. For example, do you intend the compensation to
        be average for your industry? Are the similar entities the same size as the
        registrant? How do you define your industry?

Item 7. Certain Relationships and Related Transactions, and Director Independence

27.   Please clarify in this section that Dr. Harrison is a director of the registrant and
        the managing general partner of Apple Tree Partners I, L.P. Also, revise to
        include the disclosure regarding review, approval or ratification of transactions
        with related persons required by Item 404(b) of Regulation S-K.

Item 9. Market Price and Dividends on the Registrant's Common Equity and Related
Stockholder Matters

28.   Please discuss your plans to establish a trading market in the United States. We
        note your May 1, 2007 press release.

Item 11. Description of Registrant's Securities to be Registered, page 82

29.   Please expand page 86 to briefly discuss the "certain" limitations. Also, briefly
        discuss how the shares would be sold and clarify whether shareholders would
        incur costs from such sales.

30.   Please expand page 87 to briefly explain to whom the term "conduit foreign
        income" applies.

Exhibits

31.   Please be advised that comments on the confidential treatment application will be
        issued in a separate letter.

Financial Statements, page F-1

32.   Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

Note 5 Business Combination, page F-13

33.   We note HeartWare, Ltd. was registered November 26, 2004 under the laws of Victoria, Australia for the sole purpose of acquiring HeartWare, Inc. We also note the acquisition occurred on January 24, 2005 and was accounted for as a purchase in accordance with FAS 141. An allocation of the purchase price was based on fair values with goodwill of $15.4 million and $19.9 of intangible assets.

- To this regard, please tell us why you believe purchase accounting was appropriate for the referenced transaction. Tell us if there was a change in controlling interest in the company immediately before and after the transaction. That is, tell us if the shareholders of the controlling interest in HeartWare, Inc. before the transaction were different from the party(ies) owning controlling interest in HeartWare, Ltd. after the transaction. We note that your IPO took place three days after the acquisition. Refer to the guidance at paragraph 11 of SFAS 141.

- Please tell us why this transaction was not in-substance a recapitalization of HeartWare Inc.

Revise the filing as necessary to address our concerns.

34.   We see none of HeartWare, Ltd.'s $35 million purchase price for HeartWare, Inc. was allocated to include in-process research and development. Please tell us why there was no in-process research and development recorded in the purchase price allocation and tell us how your accounting allocations comply with paragraph 42 of SFAS 141. We note the same developmental business was acquired approximately18 months earlier by HeartWare, Inc. from Kriton Medical, Inc., and the purchase price allocation included approximately $4 million IPR&D. We also noted that HeartWare, Inc. itself incurred more than $6 million of R&D during that 18 month period prior to HeartWare, Ltd.'s acquiring it. Please furnish us with a copy of any appraisal prepared in connection with the allocation of the purchase cost to the net assets acquired. We may have further comment after reviewing your response.

35.   Please tell us and revise the filing to disclose the methodology and assumptions used to value goodwill at approximately $15.4 million and the patents intangible asset at approximately $15.5 million.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult at (202) 551-3618 or Angel Crane, Branch Chief, at (202) 551-3554 at if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas A. Jones
Senior Attorney